UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 30, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kamada Ltd.

File No. 333-187870 - CF# 29544

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Kamada Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 25, 2013.

Based on representations by Kamada Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through May 30, 2018
Exhibit 10.2	through May 30, 2018
Exhibit 10.3	through May 30, 2018
Exhibit 10.4	through May 30, 2018
Exhibit 10.5	through May 30, 2018
Exhibit 10.6	through May 30, 2018
Exhibit 10.7	through May 30, 2018
Exhibit 10.8	through May 30, 2018
Exhibit 10.9	through May 30, 2018
Exhibit 10.10	through May 30, 2018
Exhibit 10.11	through May 30, 2018
Exhibit 10.18	through May 30, 2018
Exhibit 10.22	through May 30, 2018
Exhibit 10.23	through May 30, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary